EXPENSE LIMITATION AGREEMENT

Forum Funds II

c/o Atlantic Fund Administration

Three Canal Plaza, Suite 600

Portland, ME 04101

January 1, 2019

James Rehlaender, CEO

Jaguar Listed Property LLC

390 Park Avenue, 4th Floor

New York, New York 10022

Dear Mr. Rehlaender:

Pursuant to this Expense Limitation Agreement (the “Agreement”), Jaguar Listed Property (the “Adviser”) agrees to reduce its investment advisory fee and reimburse expenses as necessary to ensure that the total annual fund operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the Jaguar International Property Fund and Jaguar Global Property Fund (each a “Fund” and together, the “Funds”) do not exceed the levels listed below (the “Expense Limitation”) through June 30, 2019 (the “Limitation Period”):

Jaguar International Property Fund	1.00%
Jaguar Global Property Fund	0.90%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds.

Each Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses that the Adviser reimburses under the Expense Limitation, provided that (a) the repayments do not cause the Fund’s total operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the lesser of (i) the Expense Limitation, and (ii) the Expense Limitation in place at the time of the Adviser’s waiver or reimbursement, (b) the repayment of any advisory fees waived or expenses reimbursed are made within three years of the date on which they are incurred, and (c) the recoupment is approved by the Board of Trustees of Forum Funds II (the “Board”). The Adviser understands that it shall look only to the assets attributable to the relevant Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of New York and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund; provided, however, that this Agreement shall not terminate in the event of a termination of such advisory agreement as a result of an assignment thereof by the Adviser if a new advisory agreement is entered into by the Trust and the Adviser with respect to the Fund. Unless otherwise amended or terminated, this Agreement will terminate on June 30, 2019.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS II,

By:	/s/ Jessica Chase
Jessica Chase
Title:	President

The foregoing Agreement is hereby accepted as of January 1, 2019.

Jaguar Listed Property LLC

By:	/s/ James Rehlaender
Name:	James Rehlaender
Title:	CEO, Jaguar Listed Property LLC

Signature page to the Expense Limitation Agreement